SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XIII Fix Rate Notes in a principal amount of USD 79,415,549, due 2015.

The Company informs that on August 22, 2014, will start the payment of the sixth installment of interests related to the original Series XIII Notes issued on February 22, 2013.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 22, 2014
Number of service to be paid:	Sixth installment of interests
Period comprised by the payment:	May 22, 2014/August 22, 2014
Concept of payment:	Interests (100%)
Payment Currency:	Argentine Pesos (ARS) at the Applicable Exchange Rate
Outstanding Capital:	USD 79,415,549
Annual Nominal Interest Rate:	1.90%
Interest being paid	USD 380,324.33
Capital being paid	-
Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Interests will be paid through Caja de Valores S.A. to the noteholders at whose name the Notes were registered on August 21, 2014.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
August 19, 2014